





MÀKKU
MAKGEOLLI
*BASED ON NIELSEN H2 2023 NEW YORK SCAN DATA
MÀKKU
#1
Fastest Growing Import Brand
Fastest Growing Craft Beer Brand
#6
Blueberry
INTERESTED IN INVESTING IN US?
WEFUNDER COMING SOON

drinkmakku ···

drinkmakku Makku ranks #1 Fastest Growing Import Brand & #6 Fastest Growing Craft Beer Brand in New York via Nielsen scan data*. Big thanks to our community and cheers to a spectacular 2024! 😭❤️

🔔 We will be reopening our WeFunder soon — Stay tuned if you're interested in investing in us!

*Data based on Nielsen H2 2023 New York Scan

#makku #makgeolli #막걸리

3w

caroljpak 😳
3w Reply

drinkswithmandy amazing!! 👏
3w Reply

didnthavebutter No surprise here
3w 1 like Reply

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illkrop Màkku comes in blueberry 🤓🤓🤓
3w Reply

View insights Boost post

Liked by **caroljpak** and **others**
January 3

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